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ΓED STATES
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₂ton, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3130 Broadway
(No. and Street)

Kansas City	MO	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Hall   (816) 968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

4801 Main Street, Suite 400	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael E. Hall___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___National Pension & Group Consultants, Inc.___ , as of ___March 26___ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W. BAXTER
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: March 15, 2013
Commission Number: 09549105

[signature]
Signature

Vice President
Title

[signature] Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

National Pension + Group Consultants, Inc.

NPGC FUND, L.P.
(A Limited Partnership)

Financial Statements
December 31, 2008 and 2007
(With Independent Auditors' Report Thereon)

McGladrey & Pullen LLP serves clients' global business needs through its membership in RSM International (an affiliation of separate and independent legal entities).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report

The Partners
NPGC Fund, L.P.

We have audited the accompanying statement of assets, liabilities, and partners' equity, including the schedule of investments of NPGC Fund, L.P. (the Partnership) as of December 31, 2008 and the related statements of operations and changes in partners' equity for the year then ended. These financial statements are the responsibility of the Partnership's general partner. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NPGC Fund, L.P. for the year ended December 31, 2007, were audited by other auditors whose report thereon, dated March 28, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPGC Fund, L.P. as of December 31, 2008, and the results of its operations and changes in its partners' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Omaha, Nebraska
March 26, 2009

McGladrey & Pullen LLP serves clients' global business needs through its membership in
RSM International (an affiliation of separate and independent legal entities).

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Assets, Liabilities and Partners' Equity
December 31, 2008 and 2007

Assets	2008	2007
Current Assets:		
Cash and cash equivalents	$ 4,512,455	$ 833,338
United States Treasury bills, at fair value	-	3,394,175
	4,512,455	4,227,513
Equity in Commodity Trading Accounts:		
Margin and other deposits at broker, cash	2,720,891	2,112,676
Open trade equity on daily cash settled contracts	164,569	219,429
Net equity in commodity trading accounts	2,885,460	2,332,105
Investment in Limited Partnership	2,334,038	2,078,980
Accrued interest receivable	1,302	5,328
Total assets	$ 9,733,255	$ 8,643,926

Liabilities and Partners' Equity	2008	2007
Liabilities:		
Accrued commissions and fees	$ 194,602	$ 26,695
Total liabilities	194,602	26,695
Partners' Equity:		
Limited partners; 2,295.3 and 2,329.5 units outstanding at December 31, 2008 and 2007, respectively	9,366,370	8,464,017
General partner; 42.2 units outstanding at December 31, 2008 and 2007	172,283	153,214
Total partners' equity	9,538,653	8,617,231
Total liabilities and partners' equity	$ 9,733,255	$ 8,643,926
Net asset value per outstanding unit of partnership interest at end of year	$ 4,081	$ 3,633

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
Investment income:		
Interest income	$ 85,781	$ 217,069
Operating expenses:		
Incentive fees	479,679	111,527
Commissions	137,026	156,352
Management fees	183,987	175,816
Exchange fees	11,001	1,706
Other	36,664	20,200
Total expenses	848,357	465,601
Net investment loss	(762,576)	(248,532)
Net realized trading gain on closed contracts from investment including foreign currency translation	1,618,799	481,729
Net unrealized appreciation (depreciation) on open contracts from investment including foreign currency translation	(54,859)	206,011
Equity in earnings of Limited Partnership	255,058	524,487
Net realized and unrealized gain from investment and foreign currency translation	1,818,998	1,212,227
Net income	$ 1,056,422	$ 963,695
Income per unit of partnership interest (based on units outstanding at end of year):		
General partner	$ 452	$ 406
Limited partners	452	406
Net income (based on units outstanding at end of year) allocated to:		
General partner	$ 19,072	$ 17,457
Limited partners	1,037,350	946,238

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Changes in Partners' Equity
Years Ended December 31, 2008 and 2007

	General partner		Limited partner		Total	
	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2006	42.2	$ 136,067	2,329.5	$ 7,517,469	2,371.7	$ 7,653,536
Increase (decrease) from operations:						
Net investment loss		(4,422)		(244,110)		(248,532)
Net realized gains		8,571		473,158		481,729
Net unrealized appreciation		12,998		717,500		730,498
Net income from operations		17,147		946,548		963,695
Balance, December 31, 2007	42.2	153,214	2,329.5	8,464,017	2,371.7	8,617,231
Withdrawal of capital			(34.2)	(135,000)	(34.2)	(135,000)
Increase (decrease) from operations:						
Net investment loss		(13,764)		(748,812)		(762,576)
Net realized gains		29,219		1,589,580		1,618,799
Net unrealized appreciation		3,614		196,585		200,199
Net income from operations		19,069		1,037,353		1,056,422
Balance, December 31, 2008	42.2	$ 172,283	2,295.3	$ 9,366,370	2,337.5	$ 9,538,653

See Notes to Financial Statements.

4

NPGC Fund, L.P.
(A Limited Partnership)

Schedule of Investments
December 31, 2008 and 2007

	2008	2007
Cash And Cash Equivalents (47.3%, Cost $4,512,455)	$ 4,512,455	$ 833,338
U.S. Treasury bills, at fair value	-	3,394,175
Open trade equity comprised of no individual futures contract position constituted greater than one percent of net asset value. Accordingly, the number of contracts and expiration dates are not presented:		
Interest rate futures denominated in:		
U.S. Dollar	67,075	(56,734)
Australia	6,519	-
British pound	4,925	22,310
Canadian dollar	2,876	-
European economic unit	17,950	-
Japanese Yen	-	12,095
Other futures denominated in U.S. dollars:		
Grain and oilseed	(15,175)	109,305
Bonds	36,140	-
Currencies	14,938	5,484
Stock Indices	13,577	-
Food and fiber	8,460	126,916
Metal and energy	7,284	53
Total open trade equity (1.7%)	164,569	219,429
Investment in Limited Partnership (24.5%)	2,334,038	2,078,980
Total (73.5%)	$ 7,011,062	$ 6,525,922

Note: Percentages in parenthesis represent each investment's percentage of partners' equity (net assets).

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Notes to Financial Statements

Note 1.   Nature of the Organization

NPGC Fund, L.P. (the Partnership) is a Missouri limited partnership organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its general partner, National Pension & Group Consultants, Inc., which is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors).

The general partner is required to purchase and maintain units of general partnership interest for its account in an amount sufficient to satisfy any minimum capital contribution provisions of the partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the treasury regulations thereunder. The units of general partnership interest, representing the minimum capital contribution of the general partner, may not be transferred or redeemed so long as it acts as general partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved. The Partnership also will cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the limited partnership agreement, including a significant decrease in the net asset value, bankruptcy, withdrawal of the general partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro rata to the unit holders.

Note 2.   Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income (loss) based on their prorated share of the Partnership's profits (losses) as reported for income tax purposes. The Partnership prepares calendar-year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses, and trading gains (losses).

Investments: Investments in U.S. Treasury bills are stated at fair value based on quoted market prices. The specific identification method is used to determine realized gain (loss) on disposal. Interest income is accrued daily.

Open trade equity on daily cash-settled contracts represents the net unrealized gain on contracts that are settled in cash the following business day.

Deposits with brokers in a foreign currency are valued daily based on the current exchange rate as of the end of the day.

NPGC Fund, L.P.
(A Limited Partnership)

Notes to Financial Statements

Note 2.   Summary of Significant Accounting Policies (Continued)

The Partnership values its investment is Limited Partnership at fair value, which is an amount equal to the capital account of the partnership determined from financial data supplied by the investee partnership and audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Margin and other deposits at brokers: The Partnership deposits cash and U.S. government securities with brokers subject to Commodity Futures Trading Commission (CFTC) regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash and securities with such brokers. The Partnership earns interest income on its cash deposited with the brokers.

Allocation of earnings: All partners are allocated earnings (losses) of the Partnership based upon their pro rata share of total units outstanding. The value at the time of distribution is based on the then current unit value.

Cash and cash equivalents: Cash and cash equivalents includes cash held in money market accounts and at brokers, and highly liquid debt instruments with an original maturity of three months or less when purchased.

Investments in money market and trading accounts are stated at fair value, with unrealized gains (losses) recognized currently in earnings. Open trade equity on daily cash-settled contracts represents the net unrealized gain on contracts that are settled in cash the following business day.

Revenue recognition: Commodity futures, options, and forward contracts, as well as securities transactions, are recorded on the trade date and open contracts are reflected in the financial statements at the fair value on the last business day of the reporting period. The difference between the original contract amount and market value is reflected in income as an unrealized gain (loss). Fair value is based on quoted market prices. All commodity futures, options, and forward contracts are reflected at fair value in the financial statements.

Foreign currency transactions: The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of statement of assets and liabilities. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains (losses) resulting from the translation to U.S. dollars are reported in income currently.

Advisory fees: The Partnership's Advisors are paid a monthly management fee ranging from nil to 1/12 of 2% of allocated net assets, and an incentive fee ranging from 20% to 24% of net trading profits, if any.

Cash flows: The Partnership has elected not to provide a statement of cash flows as permitted by Statement of Financial Accounting Standards No. 102, *Statement of Cash Flows – Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.*

Reclassifications: Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 presentation.

NPGC Fund, L.P.
(A Limited Partnership)

Notes to Financial Statements

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Partnership is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of credit, interest rate, foreign currency, or liquidity risks in excess of the amounts recognized in the statements of assets and liabilities.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments or commodities may result in cash settlements that differ from the amounts recognized in the statements of assets and liabilities. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

The general partner has procedures in place to control market risk. There can be no assurance that they, in fact, will succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, daily review of the outstanding positions to consider possible over-concentration on an individual advisor and overall Partnership basis, and calculating the Partnership's net asset value daily. While the general partner, itself, will not intervene in the markets to hedge or diversify the Partnership's market exposure, the general partner may urge the Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors. However, such interventions are unusual, and the general partner's basic control procedures consist of the ongoing process of Advisors selection and monitoring.

Fair value: The derivative financial instruments used in the Partnership's trading activities are marked to market daily in the statement of assets, liabilities and partners' equity with the resulting unrealized gains (losses) recorded in the statement of operations.

At December 31, 2008, the Company held open future and forward foreign exchange contracts as follows:

	Long (L) Short (S)	Number of Contracts	Unrealized Gain (Loss)
Grain and oilseed	L	6	$ (16,675)
Grain and oilseed	S	8	1,500
Bonds	L	102	36,140
Currencies	L	2	5,150
Currencies	S	4	9,788
Stock Indices	L	277	30,832
Stock Indices	S	39	(17,255)
Food and fiber	S	4	8,460
Metal and energy	L	6	27,400
Metal and energy	S	4	(20,116)
Interest futures			99,345
Eckhardt future			834,038

Note 3.   Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

For the years ended December 31, 2008 and 2007, the average fair values of the Partnership's open futures contracts, based on month-end amounts, were approximately $111,200 and $38,000, respectively.

Credit risk: Contract or notional amounts represent the extent of the Partnership's involvement in a particular class of financial instrument; however, they are not indicative of potential loss. Futures, options on futures, and forward contracts are typically closed out by entering into offsetting contracts. For these contracts, the net unrealized gains (losses), rather than contract or notional amounts, represent the approximate future cash requirements.

The purchase and sale of futures and options on futures contracts requires margin deposits with a futures commission merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, U.S. Treasury bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the

event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited. In addition, recovery of the assets on deposit may be limited to account insurance or other protection carried by the FCM.

The Partnership is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the statements of assets and liabilities. The Partnership also has credit risk because the sole counterparty with respect to certain of the Partnership's assets is ED & F Man International, the Partnership's commodity broker and primary FCM. Approximately 44.3% and 41.9%, respectively, of the Partnership's total assets as of December 31, 2008 and 2007, are deposits with or open trade equity due from (to) the commodity broker. The Partnership's commodity broker is subject to the segregation requirements of the CFTC pursuant to the CEAct. The Partnership monitors the creditworthiness of its counterparties and, if necessary, reduces its exposure to them.

For exchange-traded contracts, the exchange or its clearinghouse acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases, limited in amount) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas, in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. All of the Partnership's contracts were traded on an exchange as of December 31, 2008 and 2007.

NPGC Fund, L.P.
(A Limited Partnership)

Notes to Financial Statements

Note 4.   Financial Highlights

	2008		2007
Per unit operating performance:			
Net asset value, beginning of period	$ 3,633	$	3,227
Income from investment operations:			
Net investment loss	(328)		(105)
Net realized and unrealized gains	776		511
Net asset value, end of period	$ 4,081	$	3,633
Total return	12.33%		12.58%
Net investment loss as a percentage of average net assets	8.50		3.06
Expense ratios:			
Expenses not including incentive fees	4.01		4.34
Total incentive fee expense	5.22		1.37
Expenses as a percentage of average net assets	9.23%		5.71%

The investment income ratio, expense ratio, and total income (loss) ratio, as presented in the above table, represents the item as compared to the average net asset values during 2008 and 2007. Per unit performance is based on average unit value outstanding throughout the year.

Note 5.   Related-Party Transactions

The general partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 1.5% of the month-end net asset value. Further, the general partner is paid a quarterly incentive fee of 5% of the net new trading profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the general partner receives a monthly management fee equal to 1/12 of 1% of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of net new trading profits for such quarter.

During the years ended December 31, 2008 and 2007, the general partner earned management fees of $138,267 and $121,157, respectively, of which $12,046 and $10,987 were unpaid at December 31, 2008 and 2007, respectively.

Note 6.   Partnership Units

Since the end of 1995, the Partnership has been closed to new investors. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so in the near future.

Notes to Financial Statements

Note 6. Partnership Units (Continued)

No limited partner may redeem any portion the partner's units during the six months following the date of purchase. Thereafter, redemptions are permitted at the net asset value per unit as of the end of any month upon at least 10 days' written notice to the general partner.

In 2008, one partner redeemed 34.2 partnership units for $135,000. No partnership units were redeemed during 2007.

Note 7. Fair Value

The Partnership adopted Statement No. 157 at the beginning of our 2008 fiscal year and there was no impact to our financial statements for the year ended December 31, 2008. Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Partnership performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Cash equivalents: The fair value of cash equivalents, which is comprised of money markets, is determined based off unadjusted quoted market prices in active markets for identical assets and are classified as Level 1 assets per the fair value hierarchy.

Open trade equity: The fair value of open trade equity, which is comprised of open positions in futures, is determined based off unadjusted quoted market prices in active markets for identical assets and, as such, are classified as Level 1 assets per the fair value hierarchy.

Investment in Limited Partnership: The fair value of the limited partnership is determined based off of the Partnership's share of the audited equity of the limited partnership. It has been classified as a Level 3 asset per the fair value hierarchy by the Partnership.

NPGC Fund, L.P.
(A Limited Partnership)

Notes to Financial Statements

Note 7. Fair Value (Continued)

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy.

| | December 31, 2008 | | | |
	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 4,512,455	$ 4,512,455	$ -	$ -
Open trade equity	164,569	164,569	-	-
Investment in Limited Partnership	2,334,038	-	-	2,334,038
Total assets	$ 7,011,062	$ 4,677,024	$ -	$ 2,334,038

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis for which the Partnership has utilized Level 3 inputs to determine fair value.

	Investment in Limited Partnership
Beginning balance, December 31, 2007	$ 2,078,980
Total gains or losses (realized/unrealized) included in earnings	255,058
Purchases, sales, issuances and settlements, net	-
Transfers in and/or out of Level 3	-
Ending balance, December 31, 2008	$ 2,334,038

NPGC Fund, L.P.
(A Limited Partnership)

Affirmation of the General Partner

To the best of my knowledge and belief of the undersigned, the information contained in the financial statements for the year ended December 31, 2008 is accurate and complete.

Michael E. Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner

13